SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C.  20549

                        AMENDMENT NO. 4 TO
                         SCHEDULE 14D-l
           TENDER OFFER STATEMENT PURSUANT TO SECTION
          14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                              AND
                         SCHEDULE 13D
             UNDER THE SECURITIES EXCHANGE ACT OF 1934


               COMPUTER MANAGEMENT SCIENCES, INC.
           ----------------------------------------
                  (Name of Subject Company)

                 THEBETTERPLAN (TBP), INC.
           COMPUTER ASSOCIATES INTERNATIONAL, INC.
           ----------------------------------------
                          (Bidder)

          COMMON STOCK, PAR VALUE $.01 PER SHARE
           ----------------------------------------
                (Title of Class of Securities)

                         205213101
           ----------------------------------------
            (CUSIP Number of Class of Securities)

                       SANJAY KUMAR
                 THEBETTERPLAN (TBP), INC.
        C/O COMPUTER ASSOCIATES INTERNATIONAL, INC.
               ONE COMPUTER ASSOCIATES PLAZA
               ISLANDIA, NEW YORK 11788-7000
                TELEPHONE:  (516) 342-5224
           ----------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidder)

                        COPIES TO:
                  SCOTT F. SMITH, ESQ.
                HOWARD, SMITH & LEVIN LLP
               1330 AVENUE OF THE AMERICAS
                NEW YORK, NEW YORK  10019
               TELEPHONE:  (212) 841-1000
           -----------------------------------------
                    February 9, 1999
           -----------------------------------------

            (Date Tender Offer First Published,
             Sent or Given to Security Holders)

                                                14D-1 and 13D
CUSIP No.  205213101

1)  Name of Reporting Persons:  TheBetterPlan (TBP), Inc.
    S.S. or I.R.S. Identification Nos. of Above Person: pending
2)  Check the Appropriate Box if a Member of a Group (See Instructions).

    [  ] (a)
    [  ] (b)
3)  SEC Use Only
4)  Sources of Funds (See Instructions).  AF, WC, BK
5) [ ] Check if Disclosure of Legal Proceedings is Required pursuant to Items 2(e) or 2(f).
6)  Citizenship or Place of Organization.
    Florida
7)  Aggregate Amount Beneficially Owned by Each Reporting Person.
    14,464,292
8)  [X]  Check if the Aggregate Amount in Row 7 Excludes Certain Shares.
9)  Percent of Class Represented by Amount in Row 7.
    Approximately 98.8%
10) Type of Reporting Person (See Instructions).
    CO

                                            14D-1 and 13D
CUSIP No.  205213101

1) Name of Reporting Persons: Computer Associates International, Inc. S.S. or I.R.S. Identification Nos. of Above Person: 13-2857434
2)  Check the Appropriate Box if a Member of a Group (See Instructions).

    [  ]   (a)
    [  ]   (b)
3)  SEC Use Only
4)  Sources of Funds (See Instructions).  AF, WC, BK
5) [ ] Check if Disclosure of Legal Proceedings is Required pursuant to Items 2(e) or 2(f).
6)  Citizenship or Place of Organization.
    Delaware
7)  Aggregate Amount Beneficially Owned by Each Reporting Person.
    14,464,292
8)  [X]  Check if the Aggregate Amount in Row 7 Excludes Certain Shares.
9)  Percent of Class Represented by Amount in Row 7.
    Approximately 98.8%
10) Type of Reporting Person (See Instructions).
    CO

Computer Associates International, Inc. (Computer Associates) and its wholly owned subsidiary, TheBetterPlan (TBP), Inc., hereby amend and supplement their combined Tender Offer Statement on Schedule 14D-1 and Statement on Schedule 13D,originally filed with the Securities and Exchange Commission on February 9, 1999, as amended (the Statement), with respect to an offer to purchase all outstanding shares of common stock, par value $0.01 per share, of Computer Management Sciences, Inc., a Florida corporation. Capitalized terms not Defined herein have the meanings assigned thereto in the Statement.

This amendment constitutes the final amendment to the Schedule 14D-1 required by General Instruction D of Schedule 14D-1 and, pursuant to General Instruction F of Schedule 14D-1, is deemed to satisfy the reporting requirements of Section 13(d) of the Securities Exchange Act of 1934, as amended, for all Shares acquired pursuant to the Offer as reported in this amendment.

Item 6.     Interest in Securities of the Subject Company.
            ---------------------------------------------

The response to Item 6(a) and (b) is hereby supplemented as follows:

The information contained in the press release issued by Computer Associates on March 10, 1999, a copy of which is attached hereto as Exhibit (a)(11), is incorporated herein by reference.

Item 11.    Material to be Filed as Exhibits.
            --------------------------------

(a)(11) Text of press release issued by Computer Associates dated March 10, 1999.

                           SIGNATURE

After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 10, 1999


                            TheBetterPlan (TBP), Inc.


                            By/s/ Ira H. Zar
                              ------------------------
		                  Name:	Ira H. Zar
		                  Title: President and Assistant Treasurer


                            COMPUTER ASSOCIATES INTERNATIONAL, INC.


	                      By/s/ Ira H. Zar
                              ------------------------
                              Name:	Ira H. Zar
		                  Title: Senior Vice President-Finance and
			                   Chief Financial Officer

	                     EXHIBIT INDEX

Exhibit
Number         Exhibit Name
-------        ------------

(a)(11) Text of press release issued by Computer Associates dated March 10, 1999.